VIA EDGAR AND FACSIMILE

December 18, 2006

Securities and Exchange Commission

Division of Corporate Finance

100 F Street, NE - Mail Stop 3720

Washington, D.C. 20549

Attn: Cheryl Grant

Re:	Transforma Acquisition Group Inc.

Registration Statement on Form S-1 (File No. 333-137263)

Dear Ms. Grant:

On behalf of Transforma Acquisition Group Inc., a Delaware corporation (the “Company”), we hereby request that the effectiveness of the Company’s above-referenced Registration Statement on Form S-1 be accelerated to 4:00 p.m., Eastern time, on Tuesday, December 19, 2006 or as soon as practicable thereafter.

We enclose with this request a letter from the underwriters of the offering joining in the Company’s request for acceleration of the Registration Statement.

We hereby acknowledge on behalf of the Company that:

•	should the Securities and Exchange Commission (the “Commission”) or the staff of the Commission (the “Staff”), acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

•	the action of the Commission or the Staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

•	the company may not assert Staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the Unites States.

Should you have any questions regarding this request, please do not hesitate to contact Ranan Well (202-373-6728) of Bingham McCutchen LLP.

Sincerely,

TRANSFORMA ACQUISITION GROUP INC.

/s/ Larry J. Lenhart
Larry J. Lenhart
President and Chief Executive Officer

December 18, 2006

Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Re:	Transforma Acquisition Group Inc.
Registration Statement on Form S-1 (SEC File No. 333-137263)

Ladies and Gentlemen:

In connection with the above-referenced Registration Statement, and pursuant to Rule 461 under the Securities Act of 1933, as amended (the “Act”), we hereby join in the request of Transforma Acquisition Group Inc. that the effective date of the Registration Statement be accelerated so that it will be declared effective at 4:00 p.m., Eastern time, on December 19, 2006 or as soon thereafter as practicable.

Pursuant to Rule 460 under the Act, please be advised that between December 14, 2006 and December 18, 2006, the undersigned effected the following approximate distribution of copies of the Preliminary Prospectus dated December 14, 2006 (the “Preliminary Prospectus”):

No. of Copies
Prospective Underwriters	1,000
Dealers	1,400
Institutions	5,000
Others	200

Total	7,600

In connection with the Preliminary Prospectus distribution for the above-reference issue, the prospective underwriters have confirmed that they are complying with the 48-hour requirement as promulgated by Rule 15c2-8 under the Securities Exchange Act of 1934, as amended.

Very truly yours,

CRT CAPITAL GROUP LLC BANC OF AMERICA SECURITIES LLC As Representatives

By:	CRT Capital Group LLC

By:	/S/ ERIC SEAL
Name: Eric Seal
Title: Senior Vice President